Atlas Copco

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco strengthens its presence in Asia.

Stockholm, Sweden, March 17, 2005

Atlas Copco AB
Group Communications

Marie Zackrisson

Sent by DHL 477 1690 140

For further information please contact:
Magnus Gyllö, Vice President, Atlas Copco (China) Investment Company Ltd
Phone + 86 21 62 55 13 31 or +86 1380 1635 172
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291

Atlas Copco strengthens its presence in Asia

Stockholm, Sweden, March 17, 2005: Atlas Copco has received approval from the Chinese Authorities to convert its 92% equity joint venture, Nanjing Atlas Copco Construction Machinery Ltd., into a 100 % Wholly Foreign Owned Enterprise (WFOE), owned by Atlas Copco (China) Investment Co. Ltd.

Nanjing Atlas Copco Construction Machinery Ltd, established in 1993, employs 70 people. It assembles, sells and services drill rigs and surface crawlers. The name of the company remains unchanged after the transformation.

"This move is in line with Atlas Copco's strategy of increasing its presence in Asia and of owning as much as possible of all companies in which investments are made," says Magnus Gyllö, Vice President, Atlas Copco (China) Investment Company Ltd.

Atlas Copco has been active in the Chinese market for over 80 years. Today the company has 1 600 employees in nine companies. The majority of these companies are fully owned. Atlas Copco is represented in China in more than 80 offices.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden, and about 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.